SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Appendix 4D Half Yearly Report and Accounts

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

February 25, 2016

Prana Biotechnology Limited	(ASX:PBT)

 ABN 37 080 699 065

Appendix 4D

For the Half Year Ended 31 December 2015

1. Company Information

Name of entity:	Prana Biotechnology Limited

ABN:	37 080 699 065

Current Reporting Period:	Half year ended 31 December 2015

Previous Corresponding Period:	Half year ended 31 December 2014

This report is to be read in conjunction with the 30 June 2015 Annual Report and is given in compliance with Listing Rule 4.2A.

2. Results for announcement to the market

Revenue from continuing operations	down	16.48%	to	$77,328

Loss after tax attributable to members	down	127.89%	to	($2,854,825)

Net loss for the period attributable to members	down	127.89%	to	($2,854,825)

Comments

Prana Biotechnology Ltd recorded revenue of A$77,328 for the period ended 31 December 2015 (2014: A$92,581), which is interest received on company bank accounts. The decrease in interest received is due to decreased amounts of cash being carried in interest bearing accounts.

Prana Biotechnology Ltd has incurred a loss for the half year of A$2,854,825 (2014: A$1,252,695). This loss has increased due to a decreased gain on foreign exchange, and a decrease in other income related to the R&D Tax Incentive.

Refer to the Directors' Report - Review of Operations for further information.

3. Net Tangible Assets per Security

Net Tangible Asset per Security (cents per security)
As at 31 December 2015	6.79
As at 30 June 2015	7.33

4. Details of entities over which control has been gained or lost during the period

Not applicable.

Prana Biotechnology Limited	(ASX:PBT)

5. Details of individual and total dividends

Dividends (distribution)	Amount per Security	Franked Amount per Security

Final dividend	Not applicable	Not applicable

Previous corresponding period	Not applicable	Not applicable

Record date for determining entitlements to the dividend, (in the case of a trust, distribution)	Not applicable

6. Dividend reinvestment plan

Not applicable.

7. Details of associates and joint venture entities

Not applicable.

8. Foreign entities

Not applicable.

9. Audit qualification or review

These accounts were subject to a review by the auditors and the review report is attached as part of the Interim Financial Report.

10. Attachments

Interim Financial Report for the half year ended 31 December 2015 for Prana Biotechnology Limited.

11. Signed

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Prana Biotechnology Limited

Dated: This 25th Day of February 2016

Interim Financial Report

 ABN 37 080 699 065

Appendix 4D

Interim Financial Report

For the Half Year ended 31 December 2015

(Previous corresponding period: Half Year ended 31 December 2014)

To be read in conjunction with the 30 June 2015 Annual Report

In compliance with Listing Rule 4.2A

Table of Contents

Directors’ Report	5
Auditor’s Independence Declaration	7
Statement of Profit or Loss and Other Comprehensive Income	8
Statement of Financial Position	9
Statement of Changes in Equity	10
Statement of Cash Flows	11
Notes to the Financial Statements	12
Directors’ Declaration	21
Auditor’s Review Report	22

Directors’ Report

Your Directors present the following Report on the consolidated entity consisting of Prana Biotechnology Limited (the Group) and the entities it controlled at the end of, or during, the half year ended 31 December 2015.

Directors

The following persons were Directors of the Group during the half-year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Lawrence Gozlan	Non-Executive Independent Director
Prof. Ira Shoulson	Non-Executive Director

Results and Review of Operations

Results

The Group reported a loss for the half-year of A$2,854,825 (2014: A$1,252,695). The loss is after fully expensing all research and development costs.

Review of Operations

Detailed below is an update on the status of the Group’s development projects and overall operations for the half-year ended 31 December, 2015.

The Group’s 30 June 2015 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

PBT2 Huntington disease clinical development update

In February 2015 we reported that the US Food and Drug Administration (FDA) had placed PBT2 on Partial Clinical Hold (PCH) based on particular non-clinical neurotoxicology findings in a dog study which limit the dose of PBT2 that we can use in future trials. Our focus has been on creating a strong technical and safety data package in response to the PCH. This is a comprehensive and lengthy process that has required substantial input from our clinical and non-clinical teams and collaborators. It is essential that this submission presents sufficient data to enable the FDA to give guidance on the next steps required to lift the PCH and it remains a priority for the Group.

Meanwhile planning continues for the next stage in global development with PBT2 to confirm its clinical benefit as a treatment for cognitive impairment, a disabling and cardinal feature of Huntington disease. The award of Orphan designation by the FDA and the European Commission supports our mission to help patients for whom there is no effective treatment. We are planning to submit a regulatory package to selected national authorities and the European Medicines Agency (EMA) incorporating the data prepared for our response to the FDA to facilitate the commencement of a clinical trial in Huntington disease.

PBT434 Movement Disorder clinical candidate update

It has been previously reported that PBT434 is neuroprotective having demonstrated significant preservation of the substantia nigra, a brain region containing dopaminergic neurons responsible for motor coordination. This has translated into improved motor function, coordination and cognition in multiple mouse models of Parkinson’s disease. Apart from exploring Parkinsonian Movement Disorders, Prana has advanced this program with ‘proof of concept’ mouse models of atypical Parkinsonian conditions. Specifically, in some conditions such as Multiple System Atrophy and Dementia with Lewy Bodies, there is an overabundance of the protein α-synuclein in the brain, which is associated with neurodegeneration and loss of motor and cognitive capacity. PBT434 has been shown to decrease insoluble forms of α-synuclein, and promote neuronal preservation with consequent improvement in motor and cognitive function. Movement Disorders typified by the over accumulation of toxic forms of tau protein in the brain include Corticobasal Degeneration and Progressive Supranuclear Palsy. Our mouse modeling has now confirmed a significant decrease in tau deposition and improvement in motor and cognitive function.

Directors' Report Continued.....

A comprehensive International Council for Harmonisation of Technical Requirements for Human Use (ICH) compliant IND-enabling non-clinical program has been conducted to evaluate PBT434’s pharmacologic, pharmacokinetic and toxicological profile. PBT434 has been shown to be well tolerated with limited toxicity. Preparation for a regulatory submission to enable first in man studies is underway. These Phase I trials will investigate safety, tolerability, pharmacokinetics, pharmacodynamics and putative biomarkers of PBT434. They will provide the data required to progress to Phase II testing in an atypical Parkinsonian disease.

Pipeline development from Translational Biology Program

New and exciting development candidates from Prana’s Metal-Protein Attenuating Compounds (MPAC) have emerged over the reporting period. These MPACs have demonstrated a number of key attributes required to tackle neurodegenerative processes including: the ability to reduce metal mediated oxidative and nitrosative stress, inhibit target protein oligomer aggregation and restore neuronal interconnections. The new candidates arose from novel discovery chemistry to create new chemical entities within three promising chemical scaffolds that show desirable MPAC qualities, are bioavailable and brain penetrable. These candidates began their efficacy profiling in animal models, including models of Movement Disorders and neurodegeneration during the reporting period.

Cash

The Group’s cash on hand as at 31 December, 2015 totaled A$29.1 million. In addition, the Group has recorded a Trade Receivable at 31 December, 2015 in the amount of A$9.24 million from the Australian Tax Office. This amount comprises of A$6.46 million in respect of its 2015 R&D tax incentive claim and A$2.78 million in respect of its 2016 R&D tax incentive claim. The Group expects to receive these amounts during the 12 months ended 30 June 2016 and 2017, respectively.

Corporate

On 6 November, 2015 the Group was notified by the Listing Qualifications Department of NASDAQ that it was non-compliant with NASDAQ’s requirement that listed securities maintain a minimum bid price of US$1.00 per share. The Group has a compliance period of 180 days (until 2 May, 2016) to regain compliance with the minimum bid price requirement and may be eligible for an additional 180 day extension (until 29 October, 2016) if it does not regain compliance. The Group is considering all available options to correct the minimum bid price deficiency.

Auditor’s Independence Declaration

A copy of the Auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Melbourne

Dated: The 25th Day of February 2016

Auditor’s Independence Declaration

Auditor's Independence Declaration

As lead auditor for the review of Prana Biotechnology Limited for the half-year ended 31 December 2015, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Sam Lobley
Partner
PricewaterhouseCoopers

Melbourne
25 February 2016

PricewaterhouseCoopers, ABN 52 780 433 757
Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Statement of Profit or Loss and Other Comprehensive Income
For the Half Year Ended 31 December 2015

	Consolidated Entity
	Note	31 December 2015	31 December 2014
		$	$

Revenue from ordinary activities	4	77,328	92,581
Other Income	4	2,779,394	3,331,429

Intellectual property expenses	5	(120,170)	(106,205)
Auditor expenses	5	(108,226)	(208,636)
Research and development expenses	5	(4,918,889)	(5,557,960)
Corporate personnel expenses	5	(858,153)	(1,097,235)
Depreciation expenses	5	(12,764)	(16,898)
Other expenses	5	(886,203)	(834,194)
Travel expenses	5	(43,821)	(78,594)
Public relations and marketing expenses	5	(93,807)	(46,610)
Foreign exchange gain	5	1,318,999	3,254,974
Gain on fair valuation of financial liabilities	5	11,487	14,653

Loss before income tax expense		(2,854,825)	(1,252,695)

Income tax expense		-	-

Loss after income tax for the period		(2,854,825)	(1,252,695)

Other comprehensive income (loss)		-	-

Other comprehensive income (loss) for the period, net of tax		-	-

Total comprehensive loss for the period		(2,854,825)	(1,252,695)

		Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the Group:
Basic loss per share	9	(0.53)	(0.26)
Diluted loss per share	9	(0.53)	(0.26)

The above Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

Statement of Financial Position
As at 31 December 2015

	Consolidated Entity
	Note	31 December 2015	30 June 2015
		$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		29,059,146	34,909,574
Trade and other receivables		9,248,918	6,521,154
Other current assets		206,165	313,465

TOTAL CURRENT ASSETS		38,514,229	41,744,193

NON-CURRENT ASSETS
Plant and equipment		33,208	44,727
Other non-current assets		45,462	45,462

TOTAL NON-CURRENT ASSETS		78,670	90,189

TOTAL ASSETS		38,592,899	41,834,382

LIABILITIES
CURRENT LIABILITIES
Trade and other payables		1,770,308	2,152,015
Other financial liabilities	14	590	12,076
Provisions		579,431	554,615

TOTAL CURRENT LIABILITIES		2,350,329	2,718,706

NON-CURRENT LIABILITIES
Provisions		631	2,412

TOTAL NON-CURRENT LIABILITIES		631	2,412

TOTAL LIABILITIES		2,350,960	2,721,118

NET ASSETS		36,241,939	39,113,264

EQUITY
Contributed equity	7	146,879,214	146,895,714
Reserves	8	9,363,181	9,363,181
Accumulated losses		(120,000,456)	(117,145,631)

TOTAL EQUITY		36,241,939	39,113,264

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

Statement of Changes in Equity
For the Half Year Ended 31 December 2015

	Consolidated Entity
	Issued and Unissued Capital	Reserves	Accumulated Losses	Total
	$	$	$	$

Balance at 30 June 2014	140,009,415	8,937,434	(111,260,562)	37,686,287
Transactions with owners in their capacity as owners:
Shares issued gross of costs	1,100	-	-	1,100
Options exercised	25,488	(25,488)	-	-
Options issued	-	170,397	-	170,397
Equity to be issued	11,000	-	-	11,000
Transaction costs	(109,183)	-	-	(109,183)
	(71,595)	144,909	-	73,314
Loss for the period	-	-	(1,252,695)	(1,252,695)
Total comprehensive loss for the period	-	-	(1,252,695)	(1,252,695)
Balance at 31 December 2014	139,937,820	9,082,343	(112,513,257)	36,506,906
Transactions with owners in their capacity as owners:
Shares issued gross of costs	7,128,142	-	-	7,128,142
Options issued	-	280,838	-	280,838
Equity to be issued	5,500	-	-	5,500
Transaction costs	(175,748)	-	-	(175,748)
	6,957,894	280,838	-	7,238,732
Loss for the period	-	-	(4,632,374)	(4,632,374)
Total comprehensive loss for the period	-	-	(4,632,374)	(4,632,374)
Balance at 30 June 2015	146,895,714	9,363,181	(117,145,631)	39,113,264
Transactions with owners in their capacity as owners:
Reversal of equity to be issued	(16,500)	-	-	(16,500)
	(16,500)	-	-	(16,500)
Loss for the period	-	-	(2,854,825)	(2,854,825)
Total comprehensive loss for the period	-	-	(2,854,825)	(2,854,825)
Balance at 31 December 2015	146,879,214	9,363,181	(120,000,456)	36,241,939

The above Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Statement of Cash Flows
For the Half Year Ended 31 December 2015

	Consolidated Entity
	Note	31 December 2015	31 December 2014
		$	$

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees		(7,507,761)	(8,637,807)
Interest received		73,221	113,558
Grants		56,000	112,842

NET OPERATING CASH FLOWS	11	(7,378,540)	(8,411,407)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payment for purchases of plant and equipment		(1,736)	(24,942)

NET INVESTING CASH FLOWS		(1,736)	(24,942)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Transaction costs relating to equity issuances		-	(106,443)

NET FINANCING CASH FLOWS		-	(106,443)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(7,380,276)	(8,542,792)

Cash and cash equivalents at the beginning of reporting period		34,909,574	34,167,018
Reclassification of security deposit		152,603	-
Effects of exchange rate changes on cash and cash equivalents		1,377,245	3,428,830

CASH AND CASH EQUIVALENTS AT THE END OF REPORTING PERIOD		29,059,146	29,053,056

The above Statement of Cash Flows should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

Note 1 - Basis of Preparation

This general purpose financial report for the interim half year reporting period ended 31 December 2015 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. This interim financial report complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), Australian equivalents to International Financial Reporting Standards ("A-IFRS") and AASB 134.

This interim financial report does not include all the notes of the type normally included in an annual financial report.

Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2015 and any public announcements made by Prana Biotechnology Limited (‘the Group’) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

This interim financial report of the Group was authorised for issue by the Board of Directors on 25 February 2016.

Accounting Policies

All accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended 30 June 2015. Where necessary, comparatives have been reclassified and repositioned for consistency with current period disclosure.

Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Going Concern

The Group is a development stage medical biotechnology company and as such expects to be utilizing cash until the results of its research activities have become marketable. For the six months ended 31 December 2015, the Group incurred an operating loss of A$2.9 million (2014: Loss: A$1.3 million) and an operating cash outflow of A$7.4 million (2014: A$8.4 million). As at 31 December 2015 the net assets of the Group stood at A$36.2 million (2014: A$36.5 million) and the cash position has decreased to A$29.1 million from A$34.9 million at 30 June 2015.

Cash on hand at 31 December, 2015 plus projected operating inflows are considered sufficient to meet the Group's forecast cash outflows for, at least 12 months from the date of this report. While there is an inherent uncertainty in the Group's cash flow forecast in relation to the proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Group will be able to maintain sufficient cash reserves through a range of options, including:

•	The Group continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital. On 4 November, 2014, the Group filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission to sell up to an aggregate US$50 million of its securities and on 27 November, 2014 issued a Prospectus Supplement relating to the sale of American Depositary Receipts (“ADRs”) having an aggregate offering price of up to US$50 million through an “at-the-market” (ATM) facility.

•	The Group has on issue a total of 20.01 million unlisted, unexercised options. The options have exercise prices ranging from A$0.17 to A$1.12. If all unlisted options were exercised, the Group would receive consideration of A$7.52 million in total.

Notes to the Financial Statements Continued.....

•	Notwithstanding, in the event that the Group does not have sufficient funds to effect its current plans through the above mentioned methods, the Group has the ability to scale down its operations and re-prioritise its research and development programs.

The Group has recorded a Trade Receivable at 31 December, 2015 in the amount of A$9.24 million from the Australian Tax Office. This amount is made up of A$6.46 million in respect of its 2015 R&D tax incentive and A$2.78 million in respect of its 2016 R&D tax incentive. The Group expects to receive these amounts during the 12 month period ended 30 June, 2016 and 2017 respectively.

On this basis, the Directors are satisfied that the Group is a going concern and at this time and are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Statement of Financial Position as at 31 December 2015.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from 1 July, 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July, 2011. A refundable tax offset equivalent to a deduction of 150% will be available to eligible small companies with an annual aggregate turnover of less than A$20 million. Eligible companies can receive a refundable tax offset (at a rate of 45% as of December and June 2015) of their research and development spending.

The Group's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July, 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the six month period to 31 December, 2015 the Group has recorded an item in other income of A$2.78 million (2014: A$3.22 million) to recognise this amount which relates to this period.

Share-based Payments

The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on Black-Scholes option pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

Note 2 - Dividends

The Group resolved not to declare any dividends for the period ended 31 December 2015.

Note 3 - Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited. For the current and previous reporting periods, the Group operated in one segment, being research into Alzheimer’s disease, and Huntington disease and other neurodegenerative disorders.

Notes to the Financial Statements Continued.....

Note 4 – Revenue and other income

	31 December 2015	31 December 2014
	$	$

Other revenue
Interest	77,328	92,581

Total other revenue	77,328	92,581

Other income
R&D tax incentive	2,779,343	3,218,587
Grants	-	112,842
Other	51	-

Total other income	2,779,394	3,331,429

Notes to the Financial Statements Continued.....

Note 5 – Loss for the period

	Note	31 December 2015	31 December 2014
		$	$

Loss before income tax has been determined after:

Expenses
Intellectual property expenses		120,170	106,205
Auditor expenses		108,226	208,636
Research and development expenses	(a)	4,918,889	5,557,960

Corporate Personnel expenses
- Employee expenses	(b)	465,906	447,256
- Equity payments to employees	(b)	-	170,397
- Consultant and director expenses		377,670	438,948
- Equity payments to consultants and directors		(16,500)	11,000
- Defined contribution superannuation expenses	(b)	31,077	29,634

Total Corporate Personnel expenses*		858,153	1,097,235

Depreciation expenses		12,764	16,898

Other expenses
- Corporate compliance		209,267	238,533
- Administrative and office expenses		454,944	417,062
- Computer expenses		9,532	16,297
- Insurance		114,233	79,193
- Office rental under operating lease		98,227	83,109

Total Other expenses		886,203	834,194

Travel expenses		43,821	78,594
Public relations and marketing expenses		93,807	46,610
Foreign exchange gain		(1,318,999)	(3,254,974)
Gain on fair valuation of financial liabilities		(11,487)	(14,653)

Total expenses		5,711,547	4,676,705

*	Corporate Personnel expenses excludes salaries and fees paid to employees and consultants involved in research and development activities.

Notes to the Financial Statements Continued.....

Note 5 – Loss for the period cont.

	31 December 2015	31 December 2014
5a) Research and development expenses [1]	$	$
Personnel expenses related to research and development	867,033	906,569
Research and development expenses	4,051,856	4,651,391

Total Research and development expenses	4,918,889	5,557,960

	31 December 2015	31 December 2014
5b) Employee Benefits expenses	$	$
Employee expenses	819,837	1,033,225
Equity payments to employees	-	170,397
Defined contribution superannuation expenses	67,577	83,626

Total Employee Benefits expenses	887,414	1,287,248

[1]	Research and development expenses consist of expenses for contract research and development activities conducted by third parties on behalf of the Group.

Note 6 - Contingent Liabilities and Assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

Note 7 - Contributed Equity

		31 December 2015		30 June 2015
	Note	No.	$	No.	$

Fully Paid Ordinary Shares	(a)	533,891,470	144,177,570	533,891,470	144,194,070
Options over Fully Paid Ordinary Shares	(b)	-	2,701,644	-	2,701,644

Total Contributed equity			146,879,214		146,895,714

(a) Fully Paid Ordinary Shares

At the beginning of reporting period		533,891,470	144,194,070	488,646,960	137,307,771
Shares issued		-	(16,500)	45,064,510	7,145,742
Shares issued upon exercise of options		-	-	180,000	25,488
Transaction costs relating to share issues		-	-	-	(284,931)

At the end of reporting date		533,891,470	144,177,570	533,891,470	144,194,070

(b) Options over Fully Paid Ordinary Shares

At the beginning of reporting period		-	2,701,644	-	2,701,644

At the end of reporting date		-	2,701,644	-	2,701,644

Notes to the Financial Statements Continued.....

Note 8 – Reserves

		31 December 2015		30 June 2015
	Note	No.	$	No.	$

Options over Fully Paid Ordinary Shares	8a	19,395,582	7,394,184	19,395,582	7,394,184
Options over ADRs	8b	-	1,515,434	-	1,515,434
Warrants over ADRs	8c	612,397	453,563	612,397	453,563

Total Share Based Payments		20,007,979	9,363,181	20,007,979	9,363,181

(a) Options over Fully Paid Ordinary Shares

At the beginning of reporting period		19,395,582	7,394,184	18,542,577	6,968,437
Options issued during the period		-	-	4,400,000	451,235
Exercise of options		-	-	(180,000)	(25,488)
Expiration of options		-	-	(3,166,995)	-
Forfeiture of options		-	-	(200,000)	-

At the end of reporting period		19,395,582	7,394,184	19,395,582	7,394,184

		31 December 2015		30 June 2015
	Note	No.	$	No.	$
(b) Options over ADRs

At the beginning of reporting period		-	1,515,434	-	1,515,434

At the end of reporting period		-	1,515,434	-	1,515,434

		31 December 2015		30 June 2015
	Note	No.	$	No.	$
(c) Warrants over ADRs [1]

At the beginning of reporting period		-	453,563	-	453,563
At the beginning of reporting period [1]		612,397	-	612,397	-

At the end of reporting period		612,397	453,563	612,397	453,563

[1]	Warrants exercisable at A$0.17 on or before 25 February 2016.

Notes to the Financial Statements Continued.....

Note 9 - Loss per Share

	31 December 2015	31 December 2014
Basic loss per share (cents)	(0.53)	(0.26)
Diluted loss per share (cents)	(0.53)	(0.26)

	$	$
a) Net loss used in the calculation of basic and diluted loss per share	(2,854,825)	(1,252,695)

	No.	No.
b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	533,891,470	488,903,862

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore all the options have been excluded from the calculation of diluted loss per share. There have been no other conversions to, call of, or subscriptions for ordinary shares since the reporting date and before the completion of this report.

Note 10 - Net Tangible Assets

	31 December 2015	30 June 2015
Net Tangible Assets	$36,241,939	$39,113,264
No. of Shares	533,891,470	533,891,470

Net Tangible Assets per share (cents)	6.79	7.33

Note 11 - Cash Flow Information

	31 December 2015	31 December 2014
	$	$
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax Expense	(2,854,825)	(1,252,695)

Add back depreciation expense	13,186	16,898
Add back gain on fair value of financial liabilities	(11,487)	(14,653)
Add back share based payments expense	(16,500)	182,497
Loss on sale of plant & equipment	71	-
Increase in provisions	23,035	75,691
Increase in accounts receivable	(2,727,764)	(3,144,165)
Increase in other current assets	(46,202)	(80,261)
Decrease in accounts payable	(380,809)	(765,889)
Add back gain from foreign exchange	(1,377,245)	(3,428,830)
Net Operating Cash Flows	(7,378,540)	(8,411,407)

(b) Reconciliation of cash and cash equivalents
	31 December 2015	30 June 2015
Cash and cash equivalents at the end of the financial period as shown in the Consolidated Statement of Cash Flows is reconciled to items in the Consolidated Statement of Financial Position as follows:
Cash and cash equivalents	$29,059,146	$34,909,574

Notes to the Financial Statements Continued.....

Note 12 - Events Subsequent to Reporting Date

To the knowledge of management, no matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

Note 13 – Related Party Transactions

Prof. Ira Shoulson provides consulting services to Prana Biotechnology in a separate capacity to his position as Non-Executive Director. Prof. Shoulson was appointed as Non-Executive Director on 13 May, 2014. Total cash compensation of $133,082 was paid to Prof. Shoulson for the period 1 July, 2015 to 31 December, 2015 in his capacity as a consultant to the Group.

There were no other related party transactions other than those related to Directors and Key Management Personnel remuneration and equity transactions by the parent with its subsidiaries.

Note 14 – Financial Liabilities

		31 December 2015	30 June 2015	31 December 2015	30 June 2015
	Note	No.	No.	$	$
Current
Warrants over ordinary shares	(a)	612,397	612,397	590	12,076

				590	12,076

(a)	Warrants over ordinary shares

As per an agreement with the Alzheimer's Drug Discovery Foundation, the Group issued 612,397 warrants over ordinary shares to the ADDF representing 30% of the value of the first tranche of US$350,000 grant received during the financial year ended 30 June 2011.

The warrants are convertible to ordinary shares on or before 25 February 2016 at an exercise price of AUD$ 0.17 per warrant.

Under AASB 132 paragraph 11, the warrants associated with this transaction are required to be classified as a financial liability, as opposed to issued capital.

On initial recognition, the warrants are measured at fair value on the Statement of Financial Position. At each reporting date the financial liability representing the warrants are required to be re-valued to fair value with the movement in the fair value recorded in the Statement of Profit or Loss and Other Comprehensive Income.

Notes to the Financial Statements Continued.....

Note 15 – Financial Instruments measured at Fair Value

The financial instruments recognised at fair value in the Statement of Financial Position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consist of the following levels:

-	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

-	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2); and

-	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

During the current and previous reporting periods, none of the Group’s assets and liabilities except for other financial liabilities, had their fair value determined using the fair value hierarchy. The other financial liabilities consisting of the convertible promissory note and warrants (as detailed in Note 14) are classified as level 2 instruments.

The value of the gain recognised from revaluing the liability in the current reporting period was $11,487. The previous reporting period recognised a gain of $14,653 from revaluing the liability. These amounts were included in loss on fair valuation of financial liabilities in the Statement of Profit or Loss and Other Comprehensive Income. No transfers between the levels of the fair value hierarchy occurred during the current or previous reporting periods.

The directors consider that the carrying amount of all other financial assets and liabilities recorded in the financial statements approximate their fair value.

Directors' Declaration

The Directors’ of the Group declare that;

1.	The consolidated financial statements and notes, as set out on pages 8 to 20 are in accordance with the Corporations Act 2001, including:

a.	complying with Accounting Standard AASB 134: Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b.	giving a true and fair view of the Group’s financial position as at 31 December 2015 and of its performance for the half year ended on that date.

2.	In the Directors’ opinion there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Melbourne

Dated: This 25th Day of February 2016

Auditor's Review Report

pwc

Independent auditor's review report to the members of Prana Biotechnology Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prana Biotechnology Limited (the company), which comprises the statement of financial position as at 31 December 2015, the statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors' declaration for Prana Biotechnology Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 *Review of a Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the *Corporations Act 2001* including giving a true and fair view of the consolidated entity's financial position as at 31 December 2015 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Prana Biotechnology Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prana Biotechnology Limited is not in accordance with the *Corporations Act 2001* including:

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Auditor's Review Report Continued.....

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PricewaterhouseCoopers

Sam Lobley
Partner

Melbourne
25 February 2016